(LOGO) CITIBANK


Citicorp Mortgage, Inc.

12855 N. Outer Forty Drive
MS 822
St. Louis, MO 63141


As of and for the year ended December 31, 1999, Citicorp Mortgage, Inc. (an indirect wholly owned subsidiary of Citigroup) and subsidiaries (the Company) has complied, in all material respects, with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single
Attestation for Mortgage Bankers. As of and for this same period, the Company had in effect fidelity bond and errors and omissions policies in the amount of $430 million.

Very truly yours,

CITICORP MORTGAGE, INC.


By:
Keith B.McDonald, Director of Servicing

By:
David B.Lowman, President/Chief Operating Officer




March 10, 2000